UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview and Operating and Financial Review for the three months ended March 31, 2016 and the unaudited condensed consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the three months ended March 31, 2016.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-196992), which was filed with the U.S. Securities and Exchange Commission on June 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: July 22, 2016	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in liquefied natural gas, or LNG, carrier, floating storage and regasification unit, or FSRU, or floating liquefaction natural gas vessel, or FLNG, market trends, including charter rates, ship values or technological advancements;

•	changes in our ability to retrofit vessels as FSRUs or FLNGs, our ability to obtain financing for such conversions on acceptable terms or at all,

•	changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•	a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;

•	changes in the performance of the pool in which our vessels operate;

•	changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;

•	changes in the supply of or demand for LNG or LNG carried by sea;

•	changes in the supply of or demand for natural gas generally or in particular regions;

•	failure of our contract counterparties to comply with their agreements with us;

•	changes in our relationships with our counterparties, including our major chartering parties;

•	changes in the availability of vessels to purchase, the time it takes to construct new vessels, or vessels’ useful lives;

•	failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;

•	our ability to integrate and realize the benefits of acquisitions;

•	changes in our ability to sell vessels to Golar LNG Partners LP, or Golar Partners;

•	changes in our relationship with Golar Partners;

•	changes to rules and regulations applicable to LNG carriers, FSRUs or FLNGs;

•	actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs or FLNGs to various ports;

•
our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, particularly through our innovative FLNG strategy, or GoFLNG;

•	changes in our ability to obtain additional financing on acceptable terms or at all;

•	increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance;

•	changes in general domestic and international political conditions, particularly where we operate;

•	a decline or continuing weakness in the global financial markets;

•	challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2016 and 2015. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms defined herein, please see our annual report on Form 20-F for the year ended December 31, 2015, which was filed with the Commission on May 2, 2016.

Overview

We are a midstream LNG company engaged primarily in the transportation, regasification, liquefaction and trading of LNG. We are engaged in the acquisition, ownership, operation and chartering of LNG carriers and FSRUs through our subsidiaries and affiliates and the development of LNG projects, such as FLNGs.
As of July 22, 2016, we, together with our affiliates, Golar Partners, and Golar Power Limited (“Golar Power” for additional detail refer to “Recent Developments”), have a combined fleet of twenty-six vessels, comprised of nineteen LNG carriers and seven FSRUs. Of these vessels, the Hilli is currently undergoing conversion into a FLNG, four vessels are in lay-up, including the Gimi and the Gandria which are scheduled for conversion to FLNGs, and the Golar Tundra has recently completed minor modifications in contemplation of the commencement of a long-term charter. The remaining vessels are either on fixed or spot charters, including ten LNG carriers participating in the LNG carrier pool, the Cool Pool, or are available for employment. In addition, we have one newbuilding commitment for the construction of a FSRU, which is scheduled for delivery in the fourth quarter of 2017.

Our vessels provide, or have provided, LNG shipping, storage and regasification services to leading players in the LNG industry including BG Group plc, Eni S.p.A, Petrobras Brasileiro S.A., Dubai Supply Authority, PT Pertamina (Pesero), Nigeria LNG Ltd and many others.

Our business is focused primarily on providing reliable, safe and cost efficient LNG shipping and FSRU operations. We are seeking to further develop our business in other midstream areas of the LNG supply chain with particular emphasis on innovative floating liquefaction solutions and power generation through the use of LNG as fuel.

Recent Developments

In February 2016, we entered into a purchase agreement for the sale of our equity interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra to Golar Partners for the purchase price of $330 million, less the net lease obligations under the lease agreement with China Merchant Bank Financial Leasing (“CMBL”) and net working capital adjustments (“Golar Tundra Sale”). In February 2016, we received a $30 million deposit from Golar Partners towards the purchase price. The Golar Tundra is subject to a time charter (“Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. Sahara Energy Resource Ltd have provided a parent company guarantee for all WAGL’s obligations under the Time Charter (“Sahara PCG”). Following the completion of minor modifications in May 2016, the Golar Tundra has since arrived in Ghana and is awaiting instructions for commissioning and start-up. Accordingly, Golar Partners tendered the notice of readiness for the Golar Tundra to WAGL in mid-June 2016, with payments under the contract due to commence 30 days thereafter. However, as of the current date Golar Partners has been prevented from having Golar Tundra accepted due to delays on the terminal side. Nevertheless, Tundra Corp is entitled to payment of amounts equivalent to Hire for 90 days, following which the Golar Tundra will be deemed to be formally accepted by WAGL and go on hire. In the event, WAGL contest their obligations under the charter, the Company has received positive opinion which strongly supports its legal position in exercising its rights under the contract. By virtue of the put option in the purchase agreement related to Golar Tundra with Golar Partners, in the event that WAGL do not accept the Golar Tundra and commence service under the Golar Tundra Time Charter twelve months from the date of closing of the Golar Tundra dropdown, Golar Partners may require that Golar repurchase the Tundra for the original purchase price agreed and paid.

The financing facility with CMBL related to the Golar Tundra, which was arranged prior to securing the five year charter with WAGL, provided for an additional 10% leverage drawable in the event that a long-term charter was secured. Having satisfied this requirement with the WAGL charter, Golar drew a further $25.5 million against this facility in April 2016. The outstanding debt in respect of the Golar Tundra due to CMBL stood at $222.7 million at the time of the sale to Golar Partners. On May 23, 2016, the sale completed and Golar Partners settled in cash the outstanding $77.3 million due to Golar.

In connection with the closing of the Golar Tundra Sale, we also entered into an agreement with Golar Partners pursuant to which we will pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Golar Tundra Sale until the date that the vessel commences operations under the Golar Tundra Time Charter with WAGL. In return, Golar Partners will remit to us any hire income received with respect to the Golar Tundra during this period. As mentioned above, if for any reason WAGL has not accepted the Golar Tundra and commenced service under the Golar Tundra Time Charter by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners shall have the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price.

In February 2016, we appointed Ms. Lori Wheeler Naess as a Director and the Audit Committee Chairperson. Ms. Naess was most recently a Director with PricewaterhouseCoopers in Oslo and has previously served as a Senior Advisor for the Financial Supervisory Authority in Norway and held other roles with PricewaterhouseCoopers in the US, Norway and Germany.

In May 2016, we declared a dividend of $0.05 per share in respect of the quarter ended March 31, 2016 to holders of record on June 13, 2016, which was paid on July 7, 2016. In addition, Golar Partners made a cash distribution of $0.5775 per unit in May 2016 in respect of the quarter ended March 31, 2016, of which we received $13.1 million of the cash distribution in relation to our ownership of Golar Partners’ common, subordinated and general partner units and incentive distribution rights, or IDRs, held at the relevant record date. As of June 30, 2016, the subordinated units were converted to common units.

In May 2016, Mr. Gary Smith stepped down as CEO of Golar and was succeeded by Mr. Oscar Spieler. Mr. Spieler previously served as CEO of Golar between July 2009 and June 2011 and is a Naval Architect with a successful track record of delivering complex offshore and shipping related projects. He has previously served with Bergesen, DNV and also held senior positions within John Fredriksen's Seatankers group.

Our former subsidiary LNG Power Limited (“LNG Power”) owns 50% of the issued shares in GG Power Participações S.A., a Brazilian corporation (“GG Power”), which in turns owns 50% of the issued shares in CELSE - Centrals Electricas de Sergipe S.A., a Brazilian corporation (“CELSE”), which was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515.6 megawatt located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil (the “Project”). The shares in GG Power not owned by LNG Power are owned by GenPower Participações S.A (“GenPower”).

In order to further develop and finance our LNG based downstream investment opportunities including those of LNG Power, in June 2016, we entered into certain agreements forming a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The joint venture company, Golar Power Limited ("Golar Power"), will offer integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. We closed the joint venture transactions described below (the “Closing”) on July 6, 2016. In relation to this, as of current date, all lenders with the exception of one guarantee bank have given their consent relating to the change of ownership of the two vessels’ special purpose vehicles. We are awaiting the consent from the guarantee bank for which we have until December 20, 2016. If the guarantee bank consent is not forthcoming by then, we intend to refinance the loan outstanding of $214.4 million in aggregate attached to the two vessels. Given our past performance on refinancing vessels we are confident of being able to do this at market related terms. If we do not obtain the guarantee bank’s consent or are not able to refinance by December 20, 2016, Stonepeak has the option to oblige us to repurchase the Stonepeak Shares at the original purchase price.

Golar Power's initial asset base, will comprise our shares in LNG Power, which has the right to invest in up to 25% of the Project (in the event of a final investment decision for the Project), our subsidiary that owns our FSRU newbuilding referred to above that is currently being constructed at Samsung shipyard, and our subsidiaries that own two of our modern 160,000 cbm trifuel LNG carriers, the Golar Penguin and the Golar Celsius, suited for conversion to FSRUs, including the associated debt.

Subsequent to the formation of Golar Power and the contribution of the abovementioned assets by us, we agreed to sell a 50% interest in Golar Power to Stonepeak pursuant to a Share Purchase Agreement and Subscription Agreement. The transaction closed in July 2016. At Closing, Stonepeak acquired from us its 50% interest in Golar Power’s ordinary shares for $116 million and, subscribed from Golar Power $100 million of Golar Power’s preference shares.

As a closing condition to the joint venture transactions, we and Stonepeak entered into a Shareholders Agreement with respect to Golar Power that governs, among other things, its management and funding. Under the Shareholders Agreement, we and Stonepeak have a right to nominate an equal number of directors to its board, and the Chairman of the Board will be nominated by either Stonepeak or us on an alternating yearly basis. All technical operations of the joint venture FSRUs and responsibility for each LNG conversion will be managed by a team nominated by us and reasonably acceptable to Stonepeak. Also under the shareholders agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million, with $75 million expected to be due in cash the first quarter of 2017 and $75 million expected to be due in cash in the first quarter of 2018 and (ii) additional amounts as may be required by Golar Power subject to the approval of its board of directors. The Shareholders Agreement also will provide that for the 18-month period following the date of Closing, Golar Power will have the right, but not the obligation, to allow us to contribute up to two additional LNG carriers to the joint venture at a fixed value per LNG carrier.

In June 2016, Golar Power entered into an Omnibus Agreement with Golar Partners providing, among other things, that Golar Power will offer Golar Partners any FSRU Golar Power controls that is employed under a charter agreement exceeding five years for fair market value plus certain break-up costs.

Operating and Financial Review

Three Month Period Ended March 31, 2016 Compared with the Three Month Period Ended March 31, 2015

Vessels operations segment

	Three Months Ended March 31,
(in thousands of $, except average daily TCE)	2016	2015	Change	% Change
Operating revenues	18,645	32,158	(13,513)	(42)%
Vessel operating expenses	(15,573)	(14,537)	(1,036)	7%
Voyage, charterhire and commission expenses	(13,209)	(23,707)	10,498	(44)%
Administrative expenses	(10,121)	(6,194)	(3,927)	63%
Depreciation and amortization	(19,444)	(17,697)	(1,747)	10%
Impairment of long-term assets	(1,706)	—	(1,706)	(100)%
Gain on disposals to Golar Partners	126	103,664	(103,538)	(100)%
Loss on disposal of vessel held-for-sale	—	(5,824)	5,824	100%
Dividend income	4,178	3,581	597	17%
Loss on sale of available-for-sale securities	—	(3,011)	3,011	100%
Interest income	895	1,592	(697)	(44)%
Interest expense	(6,022)	(16,629)	10,607	(64)%
Other financial items, net	(28,880)	(31,951)	3,071	(10)%
Income taxes	676	1,061	(385)	(36)%
Equity in net earnings of affiliates	(5,397)	2,819	(8,216)	(291)%
Net (loss) income	(75,832)	25,325	(101,157)	(399)%
Net income attributable to non-controlling interests	(2,817)	(2,649)	(168)	6%
Net (loss) income attributable to Golar LNG Ltd	(78,649)	22,676	(101,325)	(447)%
TCE (1) (to the closest $100)	8,300	22,100	(13,800)	(62)%

(1)	Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Operating revenues: Total operating revenues decreased by $13.5 million to $18.6 million for the three months ended March 31, 2016 compared to $32.2 million for the same period in 2015. This was principally due to:

•
a decrease of $5.4 million in revenue from the Golar Arctic as she was mostly off-hire during the first quarter of 2016 prior to the commencement of her two year floating storage unit charter on March 23, 2016 with New Fortress Energy in Jamaica;

•
a $1.9 million revenue reduction contributed by the Golar Crystal and Golar Frost following the conclusion of their charters with Nigeria LNG in March 2016 and their subsequent entry into the Cool Pool; and

•
a net reduction in revenue of $4.2 million in respect of eight of our vessels (excluding the Golar Crystal and the Golar Frost) currently operating in the Cool Pool (i.e. Golar Bear, Golar Celsius, Golar Glacier, Golar Ice, Golar Kelvin, Golar Penguin, Golar Seal and Golar Snow) due to the overall increase in commercial waiting time for these vessels in the period.

Vessel operating expenses: Vessel operating expenses increased by $1.0 million to $15.6 million for the three months ended March 31, 2016 compared to $14.5 million for the same period in 2015. The increase was primarily due to a full quarter of operating costs attributable to the Golar Tundra, following her delivery in November 2015.

As a result of lower revenue and higher voyage expenses incurred by most of our vessels which were idle during the period, we had a lower daily time charter equivalent, or TCE, for the three months ended March 31, 2016 of $8,300 compared to $22,100 for the same period in 2015. See the section of this report entitled "Non-GAAP measures" for a discussion of TCE.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease in voyage, charterhire and commission expenses of $10.5 million to $13.2 million for the three months ended March 31, 2016 compared to $23.7 million for the same period in 2015 was primarily due to:

•
a decrease of $6.3 million in charterhire expense relating to the charter-back of the Golar Eskimo from Golar Partners. The charter-back arrangement with Golar Partners was in connection with the disposal of the Golar Eskimo in January 2015 and the arrangement ended at the end of June 2015 and therefore no comparable charterhire expense was recognized in 2016; and

•
a decline of $6.2 million in charterhire expense relating to the charter-back of the Golar Grand from Golar Partners. The charter-back arrangement was pursuant to Golar Partners' exercise of its option in February 2015 under the Option Agreement executed in connection with the disposal of the vessel to Golar Partners in 2012. For the quarter ended March 31, 2015, these costs included $8.8 million of incremental liability arising from the re-measurement of Golar's guarantee obligation to Golar Partners.

This was partially offset by an overall increase in fuel costs on vessels from significant offhire periods for the three months ended March 31, 2016.

Administrative expenses: Administrative expenses increased by $3.9 million to $10.1 million for the three months ended March 31, 2016 compared to $6.2 million for the same period in 2015. This was primarily due to (i) an increase in salaries and benefits of $1.8 million mainly as a result of an increase in headcount in connection with the bringing in-house of the technical operations of Golar Wilhelmsen (renamed Golar Management Norway AS) in September 2015; and (ii) an increase in legal and professional fees largely attributable to the general effect of expansion of our fleet and thus commercial activity and increase in business development activity.

Depreciation and amortization: Depreciation and amortization increased by $1.7 million to $19.4 million for the three months ended March 31, 2016 compared to $17.7 million for the same period in 2015. This was primarily due to $0.8 million of additional depreciation expense arising from our newbuildings delivered in the first quarter of 2015 and $0.8 million of additional depreciation expense arising from the Golar Viking which was sold on January 20, 2015 but subsequently reacquired on December 4, 2015, resulting in a full quarter of depreciation charge in 2016.

Impairment of long-term assets: During the quarter, we realized an impairment charge amounting to $1.7 million related to equipment classified as "Other long-term assets" due to the uncertainty of its future usage. There was no comparable charge for the same period in 2015.

Gain on disposals to Golar Partners: In January 2015, we sold 100% of our interests in the companies that own and operate the FSRU, the Golar Eskimo, to Golar Partners and recognized a provisional gain on disposal of $103.6 million. The gain was finalized in the quarter ended December 31, 2015, resulting in an adjusted gain of $102.9 million. The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million.

Loss on disposal of vessel held-for-sale: In February 2015, we sold the LNG carrier, Golar Viking, to PT Perusahaan Pelayaran Equinox, or Equinox, at a sale price of $135.0 million resulting in a loss on disposal of $5.8 million. There was no comparable transaction in 2016.

Dividend income: We recognized dividend income relating to cash distributions received from Golar Partners in respect of our interests in common units and general partner interests (during the subordination period) and incentive distribution rights (or IDRs). The increase in dividend income of $0.6 million to $4.2 million for the three months ended March 31, 2016 compared to $3.6 million for the same period in 2015 was principally due to increased shareholdings in the common units of Golar Partners following our purchase of 0.2 million common units in a series of open market transactions in the three months ended September 30, 2015.

Loss on available-for-sale securities: In January 2015, we completed a secondary offering of 7.2 million common units held in Golar Partners at a price of $29.90 per unit, resulting in the recognition of a loss of $3.0 million in the three months ended March 31, 2015. There was no comparable transaction in 2016.

Interest income: Interest income decreased by $0.7 million to $0.9 million for the three months ended March 31, 2016 compared to $1.6 million for the same period in 2015. The decrease was primarily due to higher interest income recognized in 2015 arising on the $220 million vendor loan provided to Golar Partners in January 2015 to partly finance its acquisition of the Golar Eskimo. The vendor loan was repaid in full in November 2015, thus there is no comparable interest income in 2016.

Interest expense: Interest expense decreased by $10.6 million to $6.0 million for the three months ended March 31, 2016 compared to $16.6 million for the same period in 2015 and is primarily due to higher capitalized interest of borrowing costs recognized in 2016 in respect of the Hilli FLNG conversion (see note 2 of our Unaudited Consolidated Financial Statements). This is partially offset by (i) higher interest expense arising on the loan facilities of the ICBC Finance Leasing Co. Ltd lessor variable interest entities; and (ii) additional interest on new financing facilities in connection with the Golar Tundra and Golar Viking.

Other financial items: Other financial items decreased by $3.1 million to a loss of $28.9 million for the three months ended March 31, 2016 compared to a loss of $32.0 million for the same period in 2015. The movement was primarily due to:

Net realized and unrealized (losses) gains on interest rate swap agreements: Net realized and unrealized losses on interest rate swaps increased to a loss of $26.5 million for the three months ended March 31, 2016 from a loss of $20.3 million for the same period in 2015, as set forth in the table below:

	Three months ended March 31,
(in thousands of $)	2016	2015	Change	% change
Mark-to-market adjustment for interest rate swap derivatives	(23,442)	(15,750)	(7,692)	49%
Interest expense on undesignated interest rate swaps	(3,089)	(4,526)	1,437	(32)%
	(26,531)	(20,276)	(6,255)	31%

As of March 31, 2016, we have an interest rate swap portfolio with a notional amount of $1.3 billion, none of which are designated as hedges for accounting purposes. The increase in mark-to-market losses from our interest rate swaps is due to the decrease in long-term swap rates for the three months ended March 31, 2016.

Unrealized (losses) gains on total return swap (or equity swap): In December 2014, we established a three month facility for a Stock Indexed Total Return Swap Programme or Equity Swap Line with the DNB Bank ASA in connection with a share buy back scheme. The facility has been subsequently extended to June 2016. The equity swap derivatives mark-to-market adjustment resulted in a net gain of $11.1 million recognized in the three months ended March 31, 2016.

Impairment loss on loan receivable: Given the recent announcement of a negative Final Investment Decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan previously granted by Golar and accrued interest receivables from the Douglas Channel LNG Assets Partnership ("DCLAP") and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, as of March 31, 2016, we recognized an impairment charge of $8.1 million.

Finance arrangement fees: Finance arrangement fees increased by $0.7 million to $1.0 million for the three months ended March 31, 2016, compared to $0.3 million for the same period in 2015. The was primarily as a result of the incentive fee paid to Golar Partners for their early repayment of the $220 million vendor loan facility provided by us during 2015 in connection with their acquisition of the Golar Eskimo.

Income taxes: Income taxes relate principally to the taxation of U.K. based entities offset by the amortization of the deferred gains on the intra-group transfers on long-term assets resulting in an income tax credit.

Equity in net earnings of affiliates:

	Three months ended March 31,
(in thousands of $)	2016	2015	Change	% Change
Share of net earnings in Golar Partners	(5,202)	2,654	(7,856)	(296)%
Share of net (losses) earnings in other affiliates	(195)	165	(360)	(218)%
	(5,397)	2,819	(8,216)	(291)%
The decrease of $8.2 million in our share of net earnings in Golar Partners to $5.4 million loss for the three months ended March

31, 2016 compared to $2.8 million gain for the same period in 2015 was primarily due to:

•
reduced revenue recognized in respect of the Golar Igloo as a result of her scheduled winter downtime period during January and February. Additionally the Golar Maria incurred off-hire time together with positioning costs during 1Q in connection with her scheduled drydocking; and

•	higher unrealized mark-to-market losses arising on Golar Partners' interest rate swaps.

Furthermore, our share of net earnings in Golar Partners is calculated in accordance with the distribution guidelines as set forth in Golar Partners’ Partnership Agreement, with reference only to our interests in its subordinated units. Given the decline in the net income of Golar Partners for the three months ended March 31, 2016, for the reasons as outlined above, applying these distributions guidelines to Golar Partners’ net income, it was determined that, for the three months ended March 31, 2016, there was insufficient net income for any to be allocated to us as the subordinated unitholder. Further, adding the effect of the quarterly charge for the amortization of the basis difference in relation to the initial $854 million gain recognized upon deconsolidation of Golar Partners in 2012, this resulted in a loss of $5.2 million. However, when all classes of ownership are taken into account, the aggregate underlying cash dividend received from Golar Partners in respect of the current period was $13.1 million (March 31, 2015: $12.6 million).

Net loss attributable to Golar LNG Ltd: As a result of the foregoing, we recognized a net loss of $78.6 million and a net gain of $22.7 million for the three months ended March 31, 2016 and 2015, respectively.

Net income attributable to non-controlling interests: During 2016, we were party to sale and leaseback arrangements for six vessels (2015: five) with subsidiaries of Chinese financial institutions. Each of these lessor entities are wholly-owned, newly formed special purpose vehicles ("SPVs"). We have determined that the lessor entities, that own the vessels, are variable interest entities. We refer to these as "VIEs" or the "Lessor VIEs". While we do not hold any equity investments in these Lessor VIEs, we are the primary beneficiary. Accordingly, these Lessor VIEs are consolidated into our financial results and thus the equity attributable to the financial institutions in their respective VIEs are included in non-controlling interests in our consolidated results.

LNG trading segment

	Three months ended March 31,
(in thousands, $)	2016	2015	Change	% Change
Other operating gains and losses	16	—	16	100%
Net income	16	—	16	100%

During the three months ended March 31, 2016, we entered into a Purchase and Sales Agreement to buy and sell LNG cargo. The LNG cargo was acquired from a third party and subsequently sold on a delivered basis to New Fortress Energy in March 2016 when the Golar Arctic was repositioning to Jamaica in preparation for her charter as a floating storage unit with New Fortress Energy. There was no LNG trading activity for the three months ended March 31, 2015.

FLNG segment

	Three months ended March 31,
(in thousands, $)	2016	2015	Change	% Change
Administrative expenses	(1,455)	(758)	(697)	92%
Net loss	(1,455)	(758)	(697)	92%

The net loss for FLNG for the three months ended March 31, 2016 and 2015 amounted to $1.5 million and $0.8 million, respectively. This relates to FLNG project related expenses comprising of legal, professional and consultancy costs.

FLNG conversion

In November 2014, the Hilli was delivered to Keppel in Singapore for commencement of her FLNG conversion. The total estimated conversion and vessel and site commissioning cost for the Hilli, including contingency, is approximately $1.3 billion.

As at March 31, 2016, the total costs incurred and capitalized in respect of the Hilli conversion amounted to $571.6 million.

The total estimated conversion, vessel and site commissioning cost for the conversion of the Gimi and the Gandria, including contingency, is approximately $1.2 billion and $1.5 billion, respectively. As of March 31, 2016, we have made $31.0 million of payments relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG. Conversion of each vessel is pending our issuance of our Final Notice to proceed with the conversions. The conversion agreements include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital requirements (which includes our maturing convertible bonds), investments in Golar Power and conversion project related commitments due within the next 12 months. The negative short-term outlook in the LNG shipping market remains challenging. This is forecast to continue through the first half of 2016 and there may be limited improvement before 2017. Accordingly, we may require additional working capital for the continued operation of our vessels in the spot market (via the Cool Pool).  The need for additional working capital is dependent upon the employment of all the vessels participating in the Cool Pool and fuel costs incurred during idle time. We remain responsible for manning and technical management of our vessels in the Cool Pool. We estimate that total forecast vessel operating expenses relating to our vessels in the Cool Pool (excluding the two vessels that will be transferred to Golar Power) for the next 12 months is $38.0 million, based on our historical average operating costs. However, our working capital requirements are limited for the Hilli, which is currently undergoing conversion to a FLNG vessel, progress payments for which are funded by the GoFLNG Hilli facility, and our four vessels that are currently in lay-up.

As of the current date, we have a fleet of fifteen vessels (including the Golar Grand, which we are obligated to charter back from Golar Partners until October 2017, and the Golar Tundra, which was sold to Golar Partners in May 2016 but we are chartering back until the date that the vessel commences operations under the Golar Tundra Time Charter with WAGL). This excludes the two Golar Penguin and the Golar Celsius that we contributed to Golar Power. Of our fleet, one vessel is on a medium-term charter, one vessel has recently completed minor modifications in contemplation of the commencement of a long-term charter, eight vessels are operating in the spot market (via the Cool Pool), one vessel is currently undergoing conversion into a FLNG, and four vessels are in lay-up. Whilst we completed the dropdown of the Golar Tundra to Golar Partners in May 2016, by virtue of the put option contained within the related sale agreements, we anticipate we will continue to consolidate the entities that own and operate the Golar Tundra until her charter with WAGL commences. Following the completion of minor modifications to the Golar Tundra in May 2016, it has since arrived in Ghana and is awaiting instructions for commissioning and start-up. Accordingly, Golar Partners tendered the notice of readiness for the Golar Tundra to WAGL in mid-June 2016, with payments under the contract commencing 30 days thereafter. However, as of the current date Golar Partners has been prevented from having Golar Tundra accepted due to delays on the terminal side. Nevertheless, Tundra Corp is entitled to payment of amounts equivalent to Hire for 90 days, following which the Golar Tundra will be deemed to be formally accepted by WAGL and go on hire. In the event, WAGL contest their obligations under the charter, the Company has received positive opinion which strongly supports its legal position in exercising its rights under the contract.

By virtue of the put option in the purchase agreement related to Golar Tundra with Golar Partners, in the event the WAGL charter does not commence within 12 months from the date of closing of the Golar Tundra dropdown, Golar Partners may require that Golar repurchase the Tundra for the original purchase price agreed and paid.

As of March 31, 2016, we had cash and cash equivalents (including restricted cash and short-term receivables) of $509.2 million, of which $416.3 million is restricted cash and short-term receivable balances. Included within restricted cash is $280 million in respect of the issuance of the letter of credit to our FLNG project partners, $81.9 million cash collateral on our Total Return Swap, and the balance which mainly relates to the cash belonging to our Lessor VIEs that we are required to consolidate under U.S. GAAP.

Since March 31, 2016, significant transactions impacting our cash flows include:

Receipts:

•	an additional $25.5 million was drawn down in April 2016, in respect of the Golar Tundra lease facility with CMBL, which increased the amounts drawn down under this facility to $222.7 million;

•	the receipt of $77.3 million of proceeds pursuant to the completion of the dropdown of the Golar Tundra to Golar Partners in May 2016;

•
the receipt of$13.1 million in May 2016, in respect of cash distributions for the quarter ended March 31, 2016 from Golar Partners in relation to our interests in its common and general partner units, subordinated units and incentive distribution rights, or IDRs, held at the relevant record date; and

•
After settlement of related transaction fees and Golar’s contribution to the working capital of Golar Power, we received $103 million in July 2016 from the disposal of our 50% interest in Golar Power to Stonepeak. In addition Golar Power received $100 million of proceeds from the issuance of preference shares to Stonepeak.

•
the receipt of $13.9 million in July 2016, in respect of monies released from cash restricted by the Cameroon FLNG guarantee. The restricted cash that is remaining to collateralise the Cameroon FLNG guarantee is $266.1 million of which approximately $31.6 million relates to mark-to-market valuation of interest rate swaps that reside within Golar Partners. These interest rate swaps have been entered into with the same bank that is providing the Cameroon FLNG guarantee. We and Golar Partners are currently focused on restructuring this element of the restricted cash in order to release a further $31.6 million to liquidity.

Payments:

•
Payments for our FLNG conversions are made in installments in accordance with our contract with Keppel. By virtue of the FLNG Hilli - pre-delivery facility we executed in September 2015, we are able to time our drawdown on this facility with payments made, resulting in a cash neutral effect;

•	the second installment payment of $18.6 million in April 2016, in respect of the construction of our one remaining newbuild FSRU; and

•
restricted cash outflows of $21.0 million in June 2016, relating to cash collateral requirements under our $1.125 billion facility relating specifically to the financing of the Golar Celsius and the Golar Crystal.

•	the payment of $4.7 million in cash distributions to our shareholders in July 2016, in respect of the quarter ended March 31, 2016.

In relation to our convertible bonds, which are due to mature in March 2017, we are continuing to progress discussions with various financial institutions to explore our financing options, which includes a possible extension to the term. However, we are currently working on the basis of repaying the amount in full. As of March 31, 2016, the debt outstanding in respect of our convertible bonds was $244.8 million.

As of March 31, 2016, we had one remaining newbuild contract for the construction of another FSRU with expected delivery in the last quarter of 2017. Consistent with the previous construction agreements with Samsung, the contract features milestone payment schedules with back-ended weighting on the delivery installments. As of March 31, 2016, the outstanding capital commitment in relation to this newbuilding was $235.1 million. Pursuant to the closing of the Golar Power transaction with Stonepeak in July 2016, this newbuilding contract now forms part of Golar Power’s asset base and capital commitments.

To satisfy our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of an additional two vessels. However, given the challenging market conditions, timing of these refinancings has been delayed and remains uncertain. We may also consider refinancing other vessels in our fleet. While we believe we will be able to obtain the necessary funds from these refinancings we cannot be certain that the proposed new credit facilities will be executed in time or at all. However, we have a track record of successfully financing and refinancing our vessels, even in the absence of term charter coverage, and our recent success has included the refinancing of the Golar Seal in March 2016, in connection with which we raised an additional $48.2 million in excess cash. In addition to vessel refinancings, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity. Furthermore, in June 2016, we entered into a joint venture agreement with Stonepeak, with respect to the funding of a new entity, Golar Power, under which Stonepeak has provided an initial investment commitment of $291 million to develop Golar Power. Refer to section entitled "Recent Developments" contained herein for additional details. Upon closing of the transaction in July 2016, after settlement of related transaction fees and our working capital contribution to Golar Power, we received net proceeds of $103 million(1). This excludes the cash that will remain within Golar Power including the proceeds of $100 million from the issuance of preference shares to Stonepeak. Accordingly, this transaction has significantly improved our liquidity position and materially reduced our funding requirements, including our capital commitments relating to our remaining FSRU newbuilding (which will form part of

Golar Power's asset base) and those of the Sergipe power project in Brazil (in the event of a final investment decision and the right to invest into the project is exercised). In addition, under the Golar Power shareholders agreement, we and Stonepeak will agree to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million, with $75 million to be paid in cash the first quarter of 2017 and $75 million to be paid in cash in the first quarter of 2018; and (ii) additional amounts as may be required by Golar Power subject to the approval of its board of directors.

In relation to this, as of current date, all lenders with the exception of one guarantee bank have given their consent relating to the change of ownership of the two vessels’ special purpose vehicles. We are awaiting the consent from the guarantee bank for which we have until December 20, 2016. If the guarantee bank consent is not forthcoming by then, we intend to refinance the loan outstanding of $214.4 million in aggregate attached to the two vessels. Given our past performance on refinancing vessels we are confident of being able to do this at market related terms. If we do not obtain the guarantee bank’s consent or are not able to refinance by December 20, 2016, Stonepeak has the option to oblige us to repurchase the Stonepeak Shares at the original purchase price.

Our medium and long-term liquidity requirements are primarily for funding the investments for our conversion projects, and repayment of long-term debt balances. Sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing financing arrangements, public and private debt offerings, potential sales of our interests in our vessel owning subsidiaries operating under long-term charters, and potential further sales of our holdings in the common units of Golar Partners, notwithstanding our plan to increase our shareholding(2).

In connection with the conversion of the Hilli to a FLNG, we entered into the GoFLNG Hilli facility in September 2015. The GoFLNG Hilli facility is designed to fund up to 80% of the project cost and is split into two phases: a pre-delivery credit facility and post-delivery sale and leaseback financing. The first phase enables us to draw down up to 60% of the construction cost, however not more than $700 million, from the pre-delivery facility to fund the ongoing conversion. The second phase is triggered upon the delivery of the converted Hilli from Keppel and the satisfaction of certain additional performance milestones, and will allow for the aggregate draw down of up to 80% of the construction cost, however not more than an aggregate of $960 million. We expect that all remaining conversion and commissioning costs for the Hilli will be satisfied by this debt facility, but additional costs may arise. To date we have drawn down $150 million under the pre-delivery facility. As of March 31, 2016, the outstanding capital commitments in relation to the Hilli conversion was $601.7 million.

We have also executed FLNG conversion contracts for both the Gimi and the Gandria. Both vessel conversion contracts provide us flexibility wherein certain beneficial cancellation provisions exist which, if exercised prior to December 31, 2016, will allow termination of the contracts and recovery of previous milestone payments, less cancellation fees. In view of the prevailing uncertainty in the energy markets and the delay in the timing of the final investment decision of Ophir's Fortuna project to the fourth quarter of 2016, we do not intend to accelerate the conversion of either vessel before satisfactory financing and/or firm client contracts are in place.

(1) This includes transaction related fees of $3.0 million from Magni Partners Limited. This fee represents compensation for salaries and administrative expenses for the Sergipe Project which Magni helped to develop since the beginning of 2015 and also in connection with the development and conclusion of the Stonepeak transaction.
(2) In August 2015, the Board approved a unit purchase program under which we may purchase up to $25 million worth of Golar LNG Partners L.P. outstanding common units over the next 12 months. As of March 31, 2016, we had purchased $5.0 million worth of Golar LNG Partners L.P. common units.

Borrowing activities

For the three months ended March 31, 2016, we have entered into the following new debt facilities:

Seal SPV Debt

In March 2016, in connection with the refinancing of the Golar Seal, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Seal to Compass Shipping 1 Corporation Limited ("Seal SPV"), a subsidiary of CCB Financial Leasing Corporation Limited ("CCBFL"), and leased back the vessel under a bareboat charter for a monthly hire rate. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the fifth year anniversary of commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year term.

In March 2016, Seal SPV, which is the legal owner of the Golar Seal, entered into a long-term loan facility (the “Seal SPV Debt”). Seal SPV was determined to be a VIE of which we are deemed to be the primary beneficiary and, as a result, we are required to consolidate the results of Seal SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Seal SPV, such as interest rates, maturity, and repayment profiles. In consolidating Seal SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Seal SPV’s debt principal. The Seal SPV Debt bears interest at LIBOR plus a margin and is repayable in quarterly installments with a balloon payment on maturity.

Refer to note 8 "Variable Interest Entities" of our condensed consolidated financial statements contained herein for additional detail.

Hilli Pre-Delivery Facility

During the three months ended March 31, 2016, we drew down an additional $50 million under the debt facility such that as of March 31, 2016, the balance outstanding was $100 million. For additional details on the facility, refer to the 20-F for the year ended December 31, 2015.

Related Party Facility

In January 2016, we entered into a short-term credit facility of $30 million with a related party. Refer to note 15(e) to the consolidated financial statements for additional details.

Security, Debt and Lease Restrictions
Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. In addition, under certain of our financing agreements we have provided security in the form of general assignments covering insurances and earnings, account charges, charters and related stock pledges. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include current asset to liability ratio and equity ratio covenants and minimum free cash restrictions. With regards to cash restrictions, Golar has covenanted to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, there are cross default provisions in certain of our and Golar Partners' loan and lease agreements.
In addition to mortgage security, we have also pledged 13.0 million of our holdings in the subordinated units of Golar Partners against our convertible bonds.
Cash Flow

	Three Months Ended March 31,
(in thousands, $)	2016	2015	Change	% Change
Net cash provided by (used in) operating activities	4,452	(55,531)	59,983	(108)%
Net cash used in investing activities	(56,213)	(166,481)	110,268	(66)%
Net cash provided by financing activities	39,442	406,687	(367,245)	(90)%
Net (decrease) increase in cash and cash equivalents	(12,319)	184,675	(196,994)	(107)%
Cash and cash equivalents at beginning of period	105,235	191,410	(86,175)	(45)%
Cash and cash equivalents at end of period	92,916	376,085	(283,169)	(75)%

Net cash provided by operating activities was $4.5 million for the three months ended March 31, 2016, compared to net cash used of $55.5 million for the same period in 2015, representing an increase of $60.0 million. The increase in 2016 was primarily due to no drydocking costs and improvement on the general timing of working capital in the three months ended March 31, 2016.

Net cash used in investing activities of $56.2 million for the three months ended March 31, 2016 arose mainly due to:

•	additions of $55.7 million arising primarily from milestone payments in respect of the conversion of the Hilli to a FLNG; and

•	additions to vessels and equipment of $4.5 million.

This was partially offset by net cash inflows of $5.2 million from restricted cash primarily due to the reduction in cash collateral requirements provided against our total return equity swap.

Net cash used in investing activities for the three months ended March 31, 2015 of $166.5 million arose mainly due to:

•	installment payments in respect of our newbuilds of $384 million, following the delivery of three newbuilds; and

•	milestone payment of $13.7 million relating to the FLNG conversion of the Hilli.

This was partially offset by:

•	purchase consideration of $6.9 million received from Golar Partners in respect of the sale of the Golar Eskimo in January 2015;

•	net proceeds from the sale of 7,170,000 common units held in Golar Partners of $207.4 million; and

•	the release of the $25.0 million bank guarantee in connection with the Golar Viking dispute with Qatar Gas Trading Limited, following final settlement in January 2015.

Net cash provided by financing activities is principally generated from funds from new debt, debt refinancings, debt repayments and cash dividends. Net cash provided by financing activities was $39.4 million for the three months ended March 31, 2016 primarily due to:

•
aggregate proceeds of $242.4 million, which comprised of: $162.4 million from the refinancing of the Golar Seal, a further $50 million drawdown on the GoFLNG Hilli facility in relation to the Hilli FLNG conversion and proceeds of $30 million from a related party under a short-term, interest bearing credit facility.

This was partially offset by:

•	loan repayments of $128.3 million, which includes the settlement of the balance outstanding on the refinanced Golar Seal facility of $106.6 million in March 2016;

•	payment of dividends of $45.1 million in respect of the third and fourth quarters of 2015;

•	net cash outflows of restricted cash of $18.3 million relating primarily to cash balances held by our lessor VIEs; and

•	purchases of our common shares in the Company amounting to an aggregate cost of $8.2 million.

Net cash provided by financing activities amounted to $406.7 million for the three months ended March 31, 2015, mainly related to:

•
aggregate proceeds of $552.6 million drawn down by our Lessor VIEs under their respective loan arrangements to finance the final installments of our three newbuilds (the Golar Kelvin, Golar Snow and Golar Ice), less payment of $10.9 million of related financing costs.

This was partially offset by:

•	loan repayments of $94.6 million relating primarily to the settlement of the balance outstanding on the Viking facility in preparation of the sale of the vessel in February 2015 to Equinox; and

•	payment of dividends of $40.4 million.

13

Non-GAAP measures

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE:

(in thousands of $ except number of days and average daily TCE)	Three months ended March 31,
	2016	2015
Time and voyage charter revenues(1)	16,560	28,835
Voyage expenses(1)	(7,445)	(5,448)
	9,115	23,387
Calendar days less scheduled off-hire days (2)	1,092	1,056
Average daily TCE (to the closest $100) (3)	8,300	22,100

(1) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $4.7 million and $2.5 million, respectively, for the three months ended March 31, 2016.
(2) This excludes days when vessels are in lay-up, undergoing dry dock or undergoing conversion.
(3) The TCE calculation excludes charterhire expenses for the three months ended March 31, 2016 and 2015, which arose on the charter-back of the Golar Grand and the Golar Eskimo from Golar Partners.

14

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of $ except per share amounts)	Notes	2016 Jan - Mar	2015 Jan - Mar

Time and voyage charter revenues (including collaborative arrangement) (2)	5	16,560	28,835
Vessel and other management fees (1)		2,085	3,323
Total operating revenues		18,645	32,158

Vessel operating expenses		15,573	14,537
Voyage, charterhire and commission expenses (including collaborative arrangement) (1) (2)		13,209	23,707
Administrative expenses		11,576	6,952
Depreciation and amortization		19,444	17,697
Impairment of long-term assets	11	1,706	—
Total operating expenses		61,508	62,893

Gain on disposals to Golar Partners (1)		126	103,664
Loss on disposal of vessel held-for-sale		—	(5,824)
Other operating gains and losses (LNG Trade)		16	—

Operating (loss) income		(42,721)	67,105

Other non-operating income (expense)
Dividend income (1)		4,178	3,581
Loss on sale of available-for-sale securities		—	(3,011)

Total other non-operating income		4,178	570

Financial income (expenses)
Interest income (1)		895	1,592
Interest expense (1)	2	(6,022)	(16,629)
Other financial items, net	7	(28,880)	(31,951)
Net financial expenses		(34,007)	(46,988)

(Loss) income before taxes and equity in net earnings of affiliates		(72,550)	20,687
Income taxes		676	1,061
Equity in net (loss) earnings of affiliates		(5,397)	2,819

Net (loss) income		(77,271)	24,567
Net income attributable to non-controlling interests		(2,817)	(2,649)

Net (loss) income attributable to Golar LNG Ltd		(80,088)	21,918
Basic and diluted (loss) earnings per share ($)	6	(0.86)	0.23

Cash dividends declared and paid per share ($)		0.05	0.45

(1) This includes amounts arising from transactions with related parties (see note 15).
(2) This includes revenue and voyage expenses from the collaborative arrangement in respect of the Cool Pool amounting to $4.7 million and $2.5 million, respectively, for the three months ended March 31, 2016.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2016 Jan - Mar	2015 Jan - Mar
(in thousands of $)

Net (loss) income	(77,271)	24,567

Other comprehensive income (loss):
Net loss on qualifying cash flow hedging instruments (1)	(44)	(529)
Net gain (loss) on investments in available-for-sale securities	2,500	(20,679)
Other comprehensive income (loss) (note 13)	2,456	(21,208)
Comprehensive (loss) income	(74,815)	3,359

Comprehensive (loss) income attributable to:

Stockholders of Golar LNG Limited	(77,632)	710
Non-controlling interests	2,817	2,649
	(74,815)	3,359

(1) For the quarter ended March 31, 2016, the loss refers to our share of the net loss on qualifying cash flow hedging instruments as held by an affiliate for the period. For the comparative period ended March 31, 2015, our share of the net loss relating to our affiliate was $0.9 million.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2016	2015
(in thousands of $)	Notes	Mar-31	Dec-31

ASSETS
Current
Cash and cash equivalents		92,916	105,235
Restricted cash and short-term receivables	8	135,947	228,202
Trade accounts receivable (1)		4,237	4,474
Inventory		7,116	8,650
Other receivables, prepaid expenses and accrued income		14,992	24,753
Assets held-for-sale	4,8	275,157	269,459
Total current assets		530,365	640,773
Non-current
Restricted cash		280,386	180,361
Investment in available-for-sale securities		28,030	25,530
Investment in affiliates		298,412	313,021
Cost method investments		204,172	204,172
Newbuildings	9	12,773	13,561
Asset under development	2,10	571,629	501,022
Vessels and equipment, net		2,321,459	2,336,144
Other non-current assets	11	33,814	50,850
Loans receivable from related party	15	3,000	—
Total assets		4,284,040	4,265,434

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	8,12	750,860	501,618
Trade accounts payable		58,805	53,281
Accrued expenses		67,687	53,333
Short-term debt due to a related party	15	42,756	7,128
Other current liabilities		111,897	148,583
Liabilities held-for-sale	4,8	204,405	203,638
Total current liabilities		1,236,410	967,581
Long-term
Long-term debt (2)	8,12	1,171,869	1,334,289
Other long-term liabilities		67,617	69,225
Total liabilities		2,475,896	2,371,095

Equity
Stockholders' equity		1,784,514	1,873,526
Non-controlling interests		23,630	20,813

Total liabilities and stockholders' equity		4,284,040	4,265,434

(1) This includes amounts due from the Cool Pool of $1.9 million as of March 31, 2016 (December 31, 2015: $2.0 million).
(2) Following the adoption of the amendments to ASC 835, deferred charges have been re-classified as a direct deduction to long-term debt as of March 31, 2016 and December 31, 2015.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2016	2015
(in thousands of $)	Jan-Mar	Jan-Mar

OPERATING ACTIVITIES
Net (loss) income	(77,271)	24,567
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	19,444	17,697
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)
Amortization of deferred charges and guarantees (1)	2,856	(1,644)
Gain on disposals to Golar Partners	(126)	(103,664)
Equity in net loss (earnings) of affiliates	5,397	(2,819)
Dividend income from available-for-sale securities and cost investments recognized in operating income	(4,178)	(3,581)
Dividends received	13,389	12,553
Drydocking expenditure	—	(10,369)
Compensation cost related to stock options	1,279	1,626
Loss on disposal of available-for-sale securities	—	3,011
Loss on sale of vessel	—	5,824
Net foreign exchange gain	29	1,143
Impairment of long-term assets	1,706	—
Impairment of loan receivable	8,049	—
Change in assets and liabilities, net of effects from the sale of the Golar Eskimo:
Trade accounts receivable	237	4,419
Inventories	1,818	(4,800)
Prepaid expenses, accrued income and other assets	16,345	(6,754)
Amounts due from/to related companies	5,825	(2,308)
Trade accounts payable	(9,177)	(262)
Accrued expenses and deferred income	13,672	2,581
Other current liabilities	6,030	8,121
Net cash provided by (used in) operating activities	4,452	(55,531)

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2016	2015
(in thousands of $)	Jan-Mar	Jan-Mar

INVESTING ACTIVITIES
Additions to vessels and equipment	(4,506)	(155)
Additions to newbuildings	(155)	(390,244)
Additions to asset under development	(55,743)	(13,695)
Loans granted (including related parties)	(1,000)	—
Repayment of short-term loan granted to third party	—	400
Proceeds from disposal of business to Golar Partners, net of cash disposed	—	6,872
Proceeds from disposal of investment in available-for-sale securities	—	207,428
Restricted cash and short-term receivables	5,191	22,913
Net cash used in investing activities	(56,213)	(166,481)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt (including related parties)	242,400	552,584
Repayments of short-term and long-term debt (including related parties)	(128,316)	(94,583)
Financing costs paid	(3,032)	(10,868)
Cash dividends paid	(45,061)	(40,446)
Purchase of treasury shares	(8,214)	—
Restricted cash and short-term receivables	(18,335)	—
Net cash provided by financing activities	39,442	406,687
Net (decrease) increase in cash and cash equivalents	(12,319)	184,675
Cash and cash equivalents at beginning of period	105,235	191,410
Cash and cash equivalents at end of period	92,916	376,085

(1) This includes the amortization in relation to the Golar Grand charter-back guarantee obligation. Refer to note 15(c) for additional details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2014	93,415	—	1,307,087	200,000	5,171	675,179	2,280,852	1,655	2,282,507

Net income	—	—	—	—	—	21,918	21,918	2,649	24,567
Dividends	—	—	—	—	—	(40,446)	(40,446)	—	(40,446)
Grant of share options	—	—	1,492	—	—	—	1,492	—	1,492
Forfeiture of share options	—	—	(188)	—	—	—	(188)	—	(188)
Cancellation of share options	—	—	527	—	—	—	527	—	527
Other comprehensive income	—	—	—	—	(21,208)	—	(21,208)	—	(21,208)

Balance at March 31, 2015	93,415	—	1,308,918	200,000	(16,037)	656,651	2,242,947	4,304	2,247,251

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2015	93,547	(12,269)	1,317,806	200,000	(41,254)	315,696	1,873,526	20,813	1,894,339

Net loss	—	—	—	—	—	(80,088)	(80,088)	2,817	(77,271)
Dividends	—	—	—	—	—	(4,596)	(4,596)	—	(4,596)
Grant of share options	—	—	1,430	—	—	—	1,430	—	1,430
Other comprehensive loss	—	—	—	—	2,456	—	2,456	—	2,456
Treasury shares	—	(8,214)	—	—	—	—	(8,214)	—	(8,214)

Balance at March 31, 2016	93,547	(20,483)	1,319,236	200,000	(38,798)	231,012	1,784,514	23,630	1,808,144

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLAR LNG LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited ("Osprey"), which was owned by World Shipholding Limited ("World Shipholding").

As of March 31, 2016, our fleet comprises of sixteen LNG carriers (including the Golar Grand which we have chartered back from Golar Partners until October 2017) and one Floating Storage Regasification Unit (''FSRU''). We also operate, under management agreements, Golar LNG Partner LP's ("Golar Partners" or the "Partnership") fleet of three LNG carriers (excluding the Golar Grand) and six FSRUs. Collectively with Golar Partners, our combined fleet is comprised of nineteen LNG carriers and seven FSRUs. In addition, we have one newbuilding commitment for the construction of a FSRU which is expected to be delivered in the last quarter of 2017.

In July 2014, we ordered our first Floating Liquefaction Natural Gas Vessel ("FLNG") based on the conversion of our existing LNG carrier, the Hilli. The Hilli is currently undergoing its FLNG conversion with an expected completion and redelivery date in 2017. We signed agreements for the conversion of the LNG carriers the Gimi and the Gandria to FLNGs in December 2014 and July 2015, respectively. However, we are yet to lodge our final notices to proceed on either of these vessels.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or anyone or more of its consolidated subsidiaries, or to all such entities.

Going Concern

The condensed consolidated financial statements have been prepared on a going concern basis. Our convertible bonds are due to mature in March 2017. As of March 31, 2016, the debt outstanding in respect of our convertible bonds was $244.8 million. Accordingly, we are continuing to progress discussions with various financial institutions to explore our financing options, which includes a possible extension to the term. However, we are currently working on the basis of repaying the amount in full. However, there is no certainty that we would be able to enter into a suitable alternative financing.

In addition, to address our anticipated working capital requirements over the next 12 months, we remain in ongoing negotiations with financial institutions for the refinancing of an additional two vessels. However, given the challenging market conditions, timing of these refinancings has been delayed and remains uncertain, and therefore we cannot assure you that we will be able to complete these refinancings. We may also consider refinancing other vessels in our fleet. While we believe we will be able to obtain the necessary funds from these refinancings we cannot be certain that the proposed new credit facilities will be executed in time or at all. In addition to these vessel refinancings, if market and economic conditions are favorable, we may also consider issuance of corporate debt or equity to increase liquidity. Furthermore, in June 2016, we entered into a joint venture agreement with Stonepeak, with respect to formation of a new entity, Golar Power and Stonepeak's initial investment commitment to provide $291 million to develop Golar Power. Refer to note 17 for additional detail. The transaction closed on July 6, 2016. In relation to this, as of current date, all lenders with the exception of one guarantee bank have given their consent relating to the change of ownership of the two vessels’ special purpose vehicles. We are awaiting the consent from the guarantee bank for which we have until December 20, 2016. If the guarantee bank consent is not forthcoming by then, we intend to refinance the loan outstanding of $214.4 million in aggregate attached to the two vessels. Given our past performance on refinancing vessels we are confident of being able to do this at market related terms. If we do not obtain the guarantee bank’s consent or are not able to refinance by December 20, 2016, Stonepeak has the option to oblige us to repurchase the Stonepeak Shares at the original purchase price.

At Closing, we expect this to add approximately $103 million immediately to our liquidity (which excludes the cash that will remain within Golar Power). Accordingly, this transaction will improve our liquidity position and will materially reduce funding requirements to satisfy our capital commitments relating to our remaining FSRU newbuilding and those of the Sergipe project (in the event of a Final Investment Decision ("FID") and the right to invest into the project is exercised). In addition, we and Stonepeak will be committed to provide additional aggregate funding of $150 million, on a pro rata basis, with $75 million expected to be due in cash the first quarter of 2017 and $75 million expected to be due in cash in the first quarter of 2018 .

2.    ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with our annual financial statements for the year ended December 31, 2015.

The three months period ended March 31, 2016 includes an out of period correction of $13.2 million for capitalized borrowing costs resulting in a reduction to ''Interest expense'' (vessel operations segment) in the consolidated income statement and an increase to ''Asset under development'' (FLNG segment) of $13.2 million in the consolidated balance sheet. Management believes this out of period correction is not material to the current period condensed consolidated financial statements or any previously issued financial statements and is not expected to be material to the annual consolidated financial statements for the year ending December 31, 2016.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements for the period ended March 31, 2016 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2015.

Use of estimates
The preparation of financial statements in accordance with the United States Generally Accepted Accounting Principles ("US GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables, including loans and accounts receivables, are recorded in the balance sheet at their nominal amount less an allowance for doubtful accounts. We establish reserves for doubtful accounts on a case-by-case basis when it is unlikely that required payments of specific amounts will occur. In establishing these reserves, we consider the financial condition of the customer/borrower as well as specific circumstances related to the receivable such as customer disputes. Receivable amounts determined as being irrecoverable are written off.

As of March 31, 2016, we leased six vessels under finance leases from wholly owned special purpose vehicles (“lessor SPVs”) of financial institutions in connection with our sale and leaseback transactions. While we do not hold any equity investments in these lessor SPVs, we have determined that we are the primary beneficiary of these entities and accordingly, we are required to consolidate these VIEs into our financial results. The key line items impacted by our consolidation of these VIEs are short-term and long-term debt, restricted cash and interest expense. In consolidating these lessor VIEs, on a quarterly basis, we must make assumptions regarding (i) the debt amortization profile; (ii) the interest rate to be applied against the VIEs’ debt principal; and (iii) the VIE's application of cash receipts. Our estimates are therefore dependent upon the timeliness of receipt and accuracy of financial information provided by these lessor VIE entities. Upon receipt of the audited annual financial statements of the lessor VIEs, we will make a true-up adjustment for any material differences.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

We historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2016, we adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. We adopted the requirements of ASU 2015-03 effective beginning the first quarter ended March 31, 2016 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on our Consolidated Balance Sheets as of December 31, 2015 resulted in a reduction of ''Total assets'' in the amount of $42.1 million, with a corresponding decrease of $42.1 million in ''Long-term debt'' and "Total liabilities".

Accounting pronouncements to be adopted

In March 2016, the FASB issued amendments to ASC 718 changing how entities account for certain aspects of share-based payments to employees. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. Specifically, the amendments:

•	Entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled

•	Excess tax benefits should be classified along with other income tax cash flows as an operating activity

•	An entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest (as per current GAAP) or account for forfeitures when they occur.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In March 2016, the FASB issued amendments to ASC 323, which eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance also requires an investor that has an available-for-sale security that subsequently qualifies for the equity method to recognize in net income the unrealized holding gains or losses in accumulated other comprehensive income related to that security when it begins applying the equity method. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016. We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

In January 2016, the FASB issued amendments to 825, addressing certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017. Specifically, the amendments:

•
Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

•
Simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value.

•	Eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities.

•
Eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet.

•	Require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes.

•
Require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

•
Require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements.

•	Clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

We are assessing what impact, if any, the adoption of this guidance will have on our consolidated financial position, results of operations and cash flows.

Any other accounting pronouncements yet to be adopted by us are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

4.    ASSETS AND LIABILITIES HELD-FOR-SALE

In February 2016, we entered into an agreement to sell our equity interests in the disponent owner and operator of the FSRU the Golar Tundra to Golar Partners. The assets and liabilities held within our consolidated balance sheet that are related to this disposal group have been reclassified as held-for-sale and depreciation has ceased for this vessel. The sale of the Golar Tundra was completed in May 2016. If, for any reason, the Golar Tundra Time Charter with WAGL has not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners shall have the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price.

Assets and liabilities included in our consolidated balance sheet presented as held-for-sale are shown below:

(in thousands of $)	As of March 31, 2016	As of December 31, 2015
ASSETS
Current assets
Restricted cash	8,993	3,618
Other receivables, prepaid expenses and accrued income	121	217
Inventories	263	572
Total current assets	9,377	4,407

Non-current assets
Vessels and equipment, net	263,343	262,627
Deferred charges	2,437	2,425
Total non-current assets	265,780	265,052
Total assets (2)	275,157	269,459

LIABILITIES
Current liabilities
Short-term debt (1)	(201,725)	(201,725)
Trade accounts payable	(856)	(844)
Accrued expenses	(1,571)	(1,019)
Other current liabilities	(6)	—
Amounts due to related parties	(247)	(50)
Total current liabilities	(204,405)	(203,638)
Total liabilities (2)	(204,405)	(203,638)

(1) The short-term debt of $201.7 million relates to a secured debt financing arrangement entered into by the CMBL lessor VIE in respect of the Golar Tundra. The debt facility is denominated in USD, bears interest at LIBOR plus a margin and is repayable with a final balloon payment of $201.7 million in 2016. Although we have no control over the funding arrangements of the CMBL lessor VIE, as we consider ourselves the primary beneficiary of the VIE, we are required to consolidate this loan facility into our financial results.
(2) We have classified all assets and liabilities as current on the consolidated balance sheets.
(3) We have not presented any of our held-for-sale assets or disposal groups as discontinued operations in our statements of operations as we consider ourselves a project development company, such that our strategy encompasses the disposal of vessels and related interests for the purpose of financing our projects, thus they do not represent a strategic shift and do not have a major effect on our operations and financial results.

5.    SEGMENTAL INFORMATION

We own and operate LNG carriers and FSRUs and provide these services under time charters under varying periods, trade in physical and future LNG contracts, and are in the process of developing our first FLNG. Since the initial public offering ("IPO") of Golar Partners, we have become a project development company. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of March 31, 2016, we operate in the following three reportable segments:

•	Vessel operations – We operate and subsequently charter out LNG carriers and FSRUs on fixed terms to customers.

•
LNG trading – We provide physical and financial risk management in LNG and gas markets for customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

•	FLNG – In 2014, we ordered our first FLNG based on the conversion of our existing LNG carrier, the Hilli. The Hilli FLNG conversion is expected to be completed and delivered in 2017.

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the business from which we earn revenues and incur expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

FLNG meets the definition of an operating segment as the business is a distinguishable component of the business from which, once the first FLNG is delivered to us, we will earn revenues and incur expenses and whose operating results will be regularly reviewed by the chief operating decision maker, and due to its nature is subject to risks and rewards different from the vessel operations segment or the LNG trading segment.

	Three months ended				Three months ended
	March 31, 2016				March 31, 2015
(in thousands of $)	Vessel operations	LNG trading	FLNG	Total	Vessel operations	LNG trading	FLNG	Total
Time and voyage charter revenues (including collaborative arrangement)	16,560	—	—	16,560	28,835	—	—	28,835
Vessel and other management fees	2,085	—	—	2,085	3,323	—	—	3,323
Vessel and voyage operating expenses (including collaborative arrangement)	(28,782)	—	—	(28,782)	(38,244)	—	—	(38,244)
Administrative expenses	(10,121)	—	(1,455)	(11,576)	(6,194)	—	(758)	(6,952)
Depreciation and amortization	(19,444)	—	—	(19,444)	(17,697)	—	—	(17,697)
Impairment of long-term assets	(1,706)	—	—	(1,706)	—	—	—	—
Gain on disposals to Golar Partners	126	—	—	126	103,664	—	—	103,664
Other operating gains and losses (LNG Trade)	—	16	—	16	—	—	—	—
Loss on disposal of vessel held-for-sale	—	—	—	—	(5,824)	—	—	(5,824)
Dividend income	4,178	—	—	4,178	3,581	—	—	3,581
Loss on sale of available-for-sale securities	—	—	—	—	(3,011)	—	—	(3,011)
Net financial expenses *	(34,007)	—	—	(34,007)	(46,988)	—	—	(46,988)
Income taxes	676	—	—	676	1,061	—	—	1,061
Equity in net earnings of affiliates	(5,397)	—	—	(5,397)	2,819	—	—	2,819
Net (loss) income	(75,832)	16	(1,455)	(77,271)	25,325	—	(758)	24,567
Non-controlling interests	(2,817)	—	—	(2,817)	(2,649)	—	—	(2,649)
Net (loss) income attributable to Golar LNG Ltd	(78,649)	16	(1,455)	(80,088)	22,676	—	(758)	21,918
Total assets	3,345,910	—	938,130	4,284,040	3,895,596	—	362,929	4,258,525

* Included within this amount is an out of period adjustment. Refer to note 2.

Revenues from external customers

During the three months ended March 31, 2016, our vessels operated predominately within the Cool Pool and under a charter with Nigeria LNG Ltd, which concluded in March 2016. During the three months ended March 31, 2015, our vessels operated under time charters with four main charterers: Nigeria LNG Limited; a major Japanese trading company; a multinational oil and gas company; and a leading independent commodity trading and logistics house.

In time and voyage charters, the charterer, not us, controls the routes of our vessels. These routes can be worldwide as determined by the charterers, except for the FSRUs, which operate at specific locations where the charterers are based. Accordingly, our management, including the chief operating decision maker, do not evaluate our performance either according to customer or geographical region.

For the three months ended March 31, 2016 and 2015, revenues from the following charterers accounted for over 10% of our time charter revenues:

(in thousands of $)	Three months ended March 31,		Three months ended March 31,
	2016		2015
The Cool Pool	9,525	58%	—	—%
Nigeria LNG Ltd	5,849	35%	7,888	25%
Major Japanese trading company	—	—%	6,623	21%
Multinational oil and gas company	—	—%	4,388	14%
Major commodity trading company	—	—%	4,149	13%

6.    EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the three month period ended March 31, 2016 and 2015, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Three months ended March 31,
	2016	2015
Net (loss) income attributable to Golar LNG Ltd stockholders - basic and diluted	(80,088)	21,918

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands)	Three months ended March 31,
	2016	2015
Weighted average number of common shares outstanding	93,058	93,415

(in thousands)	Three months ended March 31,
	2016	2015
Weighted average number of common shares outstanding	93,058	93,415
Effects of dilutive share options	—	18
Common shares and common shares equivalent	93,058	93,433

(Loss) earnings per share are as follows:

	Three months ended March 31,
	2016	2015

Basic and diluted	$(0.86)	$0.23

For the three months ended March 31, 2016, stock options and convertible bonds have been excluded from the calculation of diluted loss or earnings per share because the effect was anti-dilutive.

7.     OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Three months ended March 31,
(in thousands of $)	2016	2015
Mark-to-market adjustment for interest rate swap derivatives	(23,442)	(15,750)
Interest expense on undesignated interest rate swaps	(3,089)	(4,526)
Mark-to-market adjustment for equity derivatives	11,147	(11,817)
Impairment of loan *	(8,049)	—
Financing arrangement fees and other costs	(999)	(349)
Amortization of deferred financing costs and debt guarantee	(4,372)	911
Others	(76)	(420)
	(28,880)	(31,951)

* Given the recent announcement of a negative Final Investment Decision from the Douglas Channel Project consortium, we reassessed the recoverability of the loan and accrued interest receivables from the Douglas Channel LNG Assets Partnership ("DCLAP") and concluded that DCLAP would not have the means to satisfy its obligations under the loan. Accordingly, as of March 31, 2016, we recognized an impairment charge of $8.1 million.

8.     VARIABLE INTEREST ENTITIES

As of March 31, 2016, we leased six vessels from VIEs under finance leases, of which four were with ICBCL entities, one with a subsidiary of CMBL and one with CCBFL. Each of the ICBCL, CMBL and CCBFL entities are wholly-owned, newly formed special purpose vehicles (“SPVs”). In each of these transactions we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of the ten year lease period. Refer to note 4 to our Consolidated Financial Statements filed with our Annual Report on Form 20-F for the year ended December 31, 2015, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities, that own the vessels, are VIEs. Based on our evaluation of the agreements we have concluded that we are the primary beneficiary of these VIEs and accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels, as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of March 31, 2016 and 2015, the respective vessels are reported under “Vessels and equipment, net” in our consolidated balance sheet.

Since December 31, 2015, we entered into the following sale and leaseback arrangement:

Seal Lessor VIE
In March 2016, we sold the Golar Seal to a CCBFL entity ("Seal Lessor VIE") and subsequently leased back the vessel on a bareboat charter for a term of ten years. We have options to repurchase the vessel throughout the charter term at fixed pre-determined amounts, commencing from the fifth year anniversary of the commencement of the bareboat charter, with an obligation to repurchase the vessel at the end of the ten year lease period. A summary of this sale and lease back arrangement, including repurchase options and obligations as of March 31, 2016 is provided below:

Vessel	Effective from	Sales value (in $ millions)	First repurchase option (in $ millions)	Date of first repurchase option	Repurchase obligation at end of lease term (in $ millions)	End of lease term
Golar Seal	March 2016	203.0	132.8	March 2021	87.4	March 2026

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of March 31, 2016, are shown below:

(in $ thousands)	2016 (1)	2017	2018	2019	2020	2021+
Golar Glacier	12,884	17,100	17,100	17,100	17,147	64,137
Golar Kelvin	12,931	17,100	17,100	17,100	17,147	66,995
Golar Snow	12,931	17,100	17,100	17,100	17,147	66,995
Golar Ice	12,884	17,100	17,100	17,100	17,147	69,899
Golar Tundra	9,547	12,729	12,729	12,729	12,729	61,522
Golar Seal	11,291	15,151	15,151	15,193	15,151	75,797

(1) For the nine months ended December 31, 2016.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of March 31, 2016 and December 31, 2015, are as follows:

(in $ thousands)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	March 31, 2016	December 31, 2015
Assets							Total	Total
Restricted cash and short-term receivables	11,395	6,968	18,577	11,471	—	—	48,411	35,450
Restricted cash and short-term receivables - held-for-sale current assets (1)	—	—	—	—	8,993	—	8,993	3,618
	11,395	6,968	18,577	11,471	8,993	—	57,404	39,068

Liabilities
Debt:
Short-term interest bearing debt	31,826	182,540	22,566	172,046	—	—	408,978	408,978
Long-term interest bearing debt - current portion	7,650	—	8,000	—	—	15,151	30,801	15,650
Long-term interest bearing debt - non-current portion	137,700	—	144,000	—	—	143,431	425,131	285,700
Short-term interest bearing debt - held-for-sale (1)	—	—	—	—	201,725	—	201,725	201,725
	177,176	182,540	174,566	172,046	201,725	158,582	1,066,635	912,053

(1) The assets and liabilities relating to the Golar Tundra lessor VIE have been reclassified as “held-for-sale” in connection with the sale of our interests in the companies that own and operate the vessel to Golar Partners.

9.    NEWBUILDINGS

As of March 31, 2016 and December 31, 2015, we have a newbuilding commitment for the construction of a FSRU, expected to be delivered in November 2017. The following table sets out as at March 31, 2016, the estimated timing of the remaining installment payments due under the present newbuilding contract:

(in thousands of $)	March 31, 2016
Payable within 9 months to December 31, 2016	49,500
Payable within 2017	185,625
235,125

The subsidiary that owns our FSRU newbuilding referred to above has subsequently been transferred to the new joint venture company, Golar Power, formed as part of our agreement with Stonepeak. Refer to note 17.

10.    ASSET UNDER DEVELOPMENT

(in thousands of $)	March 31, 2016	December 31, 2015
Purchase price installments (including other shipyard costs)	541,494	495,518
Interest costs capitalized	24,374	4,187
Other costs capitalized	5,761	1,317
	571,629	501,022

In May 2014, we entered into agreements for the conversion of the Hilli to a FLNG. The primary contract was entered into with Keppel. Following the payment of the initial milestone installment, these agreements became fully effective on July 2, 2014. The Hilli was delivered to Keppel in Singapore in September 2014 for the commencement of her conversion. We expect the conversion will require in total 31 months to complete, followed by mobilization to a project for full commissioning.

The total estimated conversion, vessel and site commissioning cost for the Hilli is approximately $1.3 billion. As at March 31, 2016, the estimated timing of the outstanding payments in connection with the Hilli conversion are as follows:

(in thousands of $)	March 31, 2016
Payable within 9 months to December 31, 2016	227,340
Payable within 12 months to December 31, 2017	374,376
601,716

11.     OTHER NON-CURRENT ASSETS

(in thousands of $)	March 31, 2016	December 31, 2015
Mark-to-market interest rate swaps valuation	—	5,330
Other long-term assets (1) (2)	33,814	45,520
	33,814	50,850

(1) Included within "Other long-term assets" are $31.0 million of payments made relating to long lead items ordered in preparation for the conversion of the Gimi to a FLNG (December 31, 2015: $41.0 million). The decrease of $10.0 million to $31.0 million during the period is due to an agreement with Keppel to allow $10.0 million of the payments earmarked for the Gimi to be utilized against the Hilli conversion to a FLNG. These agreements include certain cancellation provisions which, if exercised prior to December 2016, will allow the termination of the contracts and the recovery of previous milestone payments, less a cancellation fee. If we do not issue our final notice to proceed for the Gimi conversion, we would have to pay termination fees.
(2) Includes $1.7 million of equipment cost which was written off in March 2016 due to uncertainty of the future usage.

12.    DEBT

As of March 31, 2016 and December 31, 2015, our debt was as follows:

(in thousands of $)	March 31, 2016	December 31, 2015
Golar Arctic facility	78,375	80,200
Golar Viking facility	61,198	62,500
Convertible bonds	244,753	243,369
GoFLNG Hilli facility	100,000	50,000
Hilli shareholder loans	49,066	49,066
$1.125 billion facility	565,228	682,598
ICBC VIE loans	706,328	710,328
Seal SPV loan	158,582	—
Total debt	1,963,530	1,878,061
Less: Deferred financing costs, net	(40,801)	(42,154)
	1,922,729	1,835,907

During the three months ended March 31, 2016, we entered into the following new loan facilities:

Seal SPV Debt

In March 2016, in connection with the refinancing of the Golar Seal, we entered into a sale and leaseback transaction pursuant to which we sold the Golar Seal to Seal SPV, a subsidiary of CCBFL, and leased back the vessel under a bareboat charter for a monthly hire rate.

In March 2016, Seal SPV, which is the legal owner of the Golar Seal, entered into a long-term loan facility (the “Seal SPV Debt”). Seal SPV was determined to be a VIE of which we are deemed to be the primary beneficiary, and as a result, we are required to consolidate the results of Seal SPV. Although consolidated into our results, we have no control over the funding arrangements negotiated by Seal SPV, such as interest rates, maturity, and repayment profiles. In consolidating Seal SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against Seal SPV’s debt principal. The Seal SPV Debt bears interest at LIBOR plus a margin and is repayable in quarterly installments with a balloon payment on maturity.

13.    ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The components of accumulated other comprehensive (loss) income consisted of the following:

(in thousands of $)	Gains (losses) on available-for-sale securities	Pension and post-retirement benefit plan adjustments	Gains (losses) on cash flow hedges	Share of affiliates' comprehensive income	Total accumulated comprehensive income (loss)
Balance at December 31, 2014	15,751	(15,251)	4,042	629	5,171
Other comprehensive loss before reclassification	(7,773)	—	—	(913)	(8,686)
Amounts reclassified from accumulated other comprehensive income (loss)	(12,906)	—	384	—	(12,522)
Net current-period other comprehensive (loss) income	(20,679)	—	384	(913)	(21,208)
Balance at March 31, 2015	(4,928)	(15,251)	4,426	(284)	(16,037)

Balance at December 31, 2015	(28,608)	(12,400)	—	(246)	(41,254)
Net current-period other comprehensive income (loss)	2,500	—	(44)	—	2,456
Balance at March 31, 2016	(26,108)	(12,400)	(44)	(246)	(38,798)

14.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at March 31, 2016 and December 31, 2015 are as follows:

		March 31, 2016		December 31, 2015
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair value	Carrying Value	Fair Value
Non-Derivatives:

Cash and cash equivalents	Level 1	92,916	92,916	105,235	105,235
Restricted cash and short-term receivables	Level 1	416,333	416,333	408,563	408,563
Investment in available-for-sale securities	Level 1	28,030	28,030	25,530	25,530
Cost method investments (1)	Level 3	204,172	91,531	204,172	82,564
Short-term loans receivable (2)	Level 2	—	—	6,375	6,375
Short-term debt (2)	Level 2	408,978	408,978	408,978	408,978
Current portion of long-term debt (3)	Level 2	97,129	97,129	92,640	92,640
Long-term debt - convertible bonds (3)	Level 2	244,753	236,070	243,369	231,945
Long-term debt (3)	Level 2	1,171,869	1,171,869	1,090,920	1,090,920

Derivatives:
Interest rate swaps asset (4) (5)	Level 2	—	—	5,330	5,330
Interest rate swaps liability (4) (5)	Level 2	22,708	22,708	4,597	4,597
Total return equity swap liability (6) (7)	Level 2	70,434	70,434	81,581	81,581

1.
The carrying value of our cost method investments includes our holdings in OLT Offshore LNG Toscana S.p.A (or OLT-O), but principally relates to our investments in Golar Partners (representing the general partner units and incentive distribution rights, or IDRs, which were measured at fair value as of the deconsolidation date, December 13, 2012, and subsequently). The fair value of our IDRs held in Golar Partners is determined using a Monte Carlo simulation method, which takes into account the historical volatility, dividend yield and share price of their publicly traded common units. Similarly the general partner units’ fair value is based on the share price of their common units, but adjusted for restrictions over the transferability and reduction in voting rights. Due to the decline in the quoted price of the common units since the third quarter of 2015, the fair value of our investments in Golar Partners has been below its carrying value. As of March 31, 2016, the quoted unit price was $14.69, subsequently increasing to a high of $19.56 and a low of $14.15. In relation to our investments we are required to recognize an impairment loss where it is determined to be "other than temporary". However, we believe the volatility and the decline in the unit price is temporary. This is on the basis that the decline is being driven industry trends, specifically the decline in oil prices, which has resulted in a general negative sentiment towards oil and gas stocks and its status as a MLP which has suffered in response to cuts in distributions by other MLPs in the sector. We believe this is not a reflection of the Partnership's profitability, strong financial position or its ability to maintain distributions given the Partnership's fleet currently all operate under medium and long-term charters with fixed charter rates, which has historically contributed to secure and stable operating cashflows. Thus, as we have both ability and intent to hold our investments in the Partnership, to date, no impairment has been recognized in relation to these investments.

With respect to our investment in OLT-O, as we have no established method of determining the fair value of this investment, we have not estimated its fair value as of March 31, 2016, but have not identified any changes in circumstances which would alter our view of fair value as disclosed.

2.	The carrying amounts of our short-term debts and loans receivable approximate their fair values because of the near term maturity of these instruments.

3.	Our debt obligations are recorded at amortized cost in the consolidated balance sheets, net of deferred charges.

4.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

5.
The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

6.	The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

7.	The fair values of the equity derivatives are classified as other current liabilities in the balance sheet.

The carrying values of accounts receivable, liabilities held-for-sale, accounts payable and accrued liabilities, excluded from the table above, approximate fair values because of the short maturity of these instruments.

As of March 31, 2016, we had entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	1,250,000	2018 to 2021	1.13% to 1.94%

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of March 31, 2016 and December 31, 2015 would be adjusted as detailed in the following table:

	March 31, 2016			December 31, 2015
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total asset derivatives	—	—	—	5,330	(216)	5,114
Total liability derivatives	22,708	—	22,708	4,597	(216)	4,381

15.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues (expenses):

	Three months ended March 31,
(in thousands of $)	2016	2015
Management and administrative services revenue (a)	81	737
Ship management fees revenue (b)	2,004	1,828
Charterhire expenses (c)	(7,280)	(10,333)
Gain on disposals to Golar Partners (d)	—	103,566
Interest expense on short-term credit arrangement (e)	(122)	—
Interest income on vendor financing loan (f)	—	1,352
Total	(5,317)	97,150

Receivables (payables): The balances with Golar Partners and its subsidiaries as of March 31, 2016 and December 31, 2015 consisted of the following:

(in thousands of $)	March 31, 2016	December 31, 2015
Trading balances owing to Golar Partners and subsidiaries (e)	(10,215)	(4,400)
Deposit (g)	(30,000)	—
Methane Princess lease security deposit movements (h)	(2,541)	(2,728)
Total	(42,756)	(7,128)

a)
Management and administrative services agreement - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of ours, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Golar Partners may terminate the agreement by providing 120 days written notice.

b)
Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of the vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)
Charterhire expenses - For the three months ended March 31, 2016, this consists of the charterhire expenses that we incurred for the charter back from Golar Partners of the Golar Grand and for the comparative period in 2015 this also includes the Golar Eskimo.

In connection with the sale of the Golar Grand to Golar Partners in November 2012, we issued an option where, in the event that the charterer did not renew or extend its charter for the Golar Grand beyond February 2015, the Partnership had the option to require us to charter the vessel through to October 2017. In February 2015, the option was exercised. Accordingly, we recognized charterhire costs of $7.3 million and $4.0 million for the three months ended March 31, 2016 and 2015, respectively, in relation to the Golar Grand. This excludes the release of $1.5 million representing the amortization for the three months ended March 31, 2016, in respect of the guarantee obligation. In the three months ended March 31, 2015, this excludes the expense of $8.0 million, representing the incremental liability recognized upon re-measurement of the guarantee obligation, net of the impact of the respective amortization for the quarter. These charterhire costs have decreased due to the vessel being in lay-up during the quarter.

In connection with the sale of the Golar Eskimo in January 2015, we entered into an agreement with Golar Partners to charter back the vessel until June 30, 2015. Accordingly, we recognized charterhire costs of $nil and $6.3 million for the three months ended March 31, 2016 and 2015, respectively.

In addition, in exchange for entering into the charter back arrangement we agreed with Golar Partners that should we achieve a favorable renegotiation and extension of the charter with the charterer, which increased the value of the charter sold along with the vessel, Golar Partners would pay additional consideration to us equivalent to any increase in value.  No charter renegotiation took place and no additional consideration was due or paid.

d)
Gain on disposals - In January 2015, we completed the disposal of our interests in the companies that own and operate the FSRU, the Golar Eskimo, which resulted in a provisional gain on disposal of $103.6 million. The purchase consideration was $390.0 million for the vessel and charter, less the assumed bank debt of $162.8 million. In addition, we provided Golar Partners with a loan facility for an amount of $220.0 million to part fund their purchase. The loan was non-amortizing with a final balloon payment due in December 2016, and bore interest at a rate equal to LIBOR plus a blended margin of 2.84%. The loan was fully repaid by the end of 2015.

e)
Trading balances - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services and may include working capital adjustments in respect of disposals to the Partnership. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us. In January 2016, we received funding from Golar Partners in the amount of $30 million for a fixed period of 60 days. Golar Partners charged interest on this balance at a rate of LIBOR plus 5.0%.

f)
Golar Eskimo vendor loan - As discussed further in (d) above, we granted Golar Partners a loan facility for an amount of $220.0 million to part fund their purchase of the Golar Eskimo in January 2015. The loan was fully repaid by the end of 2015.

g)
Deposit - In February 2016, we entered into a purchase agreement for the sale of our equity interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra to Golar Partners for the purchase price of $330 million, less the net lease obligations under the lease agreement with CMBL and net working capital adjustments (“Golar Tundra Sale”). The Golar Tundra is subject to a time charter (“Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. The Golar Tundra is due to commence operations under the Golar Tundra Time Charter by the end of June 2016. In February 2016, we received a $30 million deposit from Golar Partners towards the purchase price. The sale closed in May 2016.

In connection with the closing of the Golar Tundra Sale, we also entered into an agreement with Golar Partners pursuant to which we will pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Golar Tundra Sale until the date that the vessel commences operations under the Golar Tundra Time Charter with WAGL. In return, Golar Partners will remit to us any hire income received with respect to the Golar Tundra during this period. If for any reason the Golar Tundra Time Charter has not commenced by the 12 month anniversary of the closing of the Golar Tundra Sale, the Partnership shall have the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price.

h)
Methane Princess lease security deposit movements - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to a lease for the Methane Princess. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess lease.

b) Transactions with other related parties (excluding Golar Partners):

Net income (expenses) from (due to) other related parties:

	Three months ended March 31,
(in thousands of $)	2016	2015
Golar Wilhelmsen (a)	—	(738)
Magni Partners (d)	(1,204)	—

Receivables (payables) due from (due to) other related parties:

(in thousands of $)	March 31, 2016	December 31, 2015
Genpower (b)	3,000	—
Cool Pool (c)	1,900	2,000
Magni Partners (d)	(1,204)	—

a)
As of September 4, 2015, pursuant to the acquisition of the remaining 40% interest, we held 100% ownership interest in Golar Wilhelmsen, thus making it a controlled and fully consolidated subsidiary from that date. Previous to that we held a 60% ownership interest in Golar Wilhelmsen, which we accounted for using the equity method. Golar Wilhelmsen recharges management fees in relation to the provision of technical and ship management services. Accordingly, from September 4, 2015, these management fees are eliminated on consolidation.

b)
In July 2015, Golar, through a newly formed subsidiary, LNG Power, and Genpower Particapações SA (“Genpower”) entered into a strategic investment agreement which provided the framework for co-operation between Genpower and Golar to develop LNG power projects in Brazil through the formation of a joint venture commencing with the TPP Porto de Sergipe I Project (“Sergipe I”). The execution of the project has already been awarded by the Brazilian authorities to Genpower. During the period ended March 31, 2016 the joint venture entity was formed. In connection with the strategic investment agreement, in September 2015, we entered into an unsecured interest free loan facility with Genpower whereby we agreed to provide a loan facility of up to $5 million for use in settlement of pre agreed costs relating to the project. As of March 31, 2016, $3 million had been advanced and remained outstanding from Genpower under the terms of the loan facility.

c)
Trade accounts receivable includes amounts due from the Cool Pool arising from our collaborative arrangement amounting to $1.9 million as of March 31, 2016 (December 31, 2015: $2.0 million). In addition, the statement of income includes revenue and voyage expenses for the three months ended March 31, 2016 from the collaborative arrangement amounting to $4.7 million and $2.5 million, respectively.

d)
Tor Olav Trøim is the founder of, and partner in, Magni Partners Limited, a privately held UK company, and is the ultimate beneficial owner of the company. Pursuant to a management agreement between Magni Partners Limited and a Golar subsidiary, for the three months ended March 31, 2016, Golar was recharged $0.8 million for advisory services from a partner and director of Magni Partners Limited, other than Mr Trøim.  In addition, Golar was recharged $0.1 million for travel relating to certain Board members and $0.3 million for other travel and out of pocket expenses. All charges have been recharged to Golar at cost.

16.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	As of March 31, 2016	As of December 31, 2015
Book value of vessels secured against long-term loans (1) (2)	2,531,188	2,543,012

(1) This includes the Golar Tundra which was classified as "held-for-sale".
(2) This excludes the Hilli which is classified as "asset under development". Refer to note 10.

We have secured 13.0 million of our holdings in the subordinated units of Golar Partners against our convertible bonds which are due to mature in March 2017.

Other contractual commitments and contingencies

UK tax lease benefits

As described under note 35 in our audited consolidated financial statements filed with our Annual Report on form 20-F for the year ended December 31, 2015, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million British Pounds (before deduction of fees).

Of these six leases we have since terminated five, with one lease remaining, being that of the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at March 31, 2016, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome should HMRC challenge us and we remain confident that our fact pattern is sufficiently different to succeed if we are challenged by HMRC. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £100 million British Pounds.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

17.    SUBSEQUENT EVENTS

In February 2016, we entered into a purchase agreement for the sale of our equity interests in the company (“Tundra Corp”) that is the disponent owner and operator of the Golar Tundra to Golar Partners for the purchase price of $330 million, less the net lease obligations under the lease agreement with China Merchant Bank Financial Leasing (“CMBL”) and net working capital adjustments (“Golar Tundra Sale”). In February 2016, we received a $30 million deposit from Golar Partners towards the purchase price. The Golar Tundra is subject to a time charter (“Golar Tundra Time Charter”) with West Africa Gas Limited (“WAGL”), a company jointly owned by the Nigerian National Petroleum Corporation and Sahara Energy Resource Ltd, for an initial term of five years, which may be extended for an additional five years at WAGL’s option. Sahara Energy Resource Ltd have provided a parent company guarantee for all WAGL’s obligations under the Time Charter (“Sahara PCG”). Following the completion of minor modifications in May 2016, the Golar Tundra has since arrived in Ghana and is awaiting instructions for commissioning and start-up. Accordingly, Golar Partners tendered the notice of readiness for the Golar Tundra to WAGL in mid-June 2016, with payments under the contract due to commence 30 days thereafter. However, as of the current date Golar Partners has been prevented from having Golar Tundra accepted due to delays on the terminal side. Nevertheless, Tundra Corp is entitled to payment of amounts equivalent to Hire for 90 days, following which the Golar Tundra will be deemed to be formally accepted by WAGL and go on hire. In the event, WAGL contest their obligations under the charter, the Company has received positive opinion which strongly supports its legal position in exercising its rights under the contract. By virtue of the put option in the purchase agreement related to Golar Tundra with Golar Partners, in the event that WAGL do not accept the Golar Tundra and commence service under the Golar Tundra Time Charter twelve months from the date of closing of the Golar Tundra dropdown, Golar Partners may require that Golar repurchase the Tundra for the original purchase price agreed and paid.

The financing facility with CMBL related to the Golar Tundra, which was arranged prior to securing the five year charter with WAGL, provided for an additional 10% leverage drawable in the event that a long-term charter was secured. Having satisfied this requirement with the WAGL charter, Golar drew a further $25.5 million against this facility in April 2016. The outstanding debt in respect of the Golar Tundra due to CMBL stood at $222.7 million at the time of the sale to Golar Partners. On May 23, 2016, the sale completed and Golar Partners settled in cash the outstanding $77.3 million due to Golar.

In connection with the closing of the Golar Tundra Sale, we also entered into an agreement with Golar Partners pursuant to which we will pay Golar Partners a daily fee plus operating expenses for the right to use the Golar Tundra from the date of the closing of the Golar Tundra Sale until the date that the vessel commences operations under the Golar Tundra Time Charter with WAGL. In return, Golar Partners will remit to us any hire income received with respect to the Golar Tundra during this period. As mentioned above, if for any reason WAGL has not accepted the Golar Tundra and commenced service under the Golar Tundra Time Charter by the 12 month anniversary of the closing of the Golar Tundra Sale, Golar Partners shall have the right to require that we repurchase the shares of Tundra Corp at a price equal to the purchase price.

In May 2016, we declared a dividend of $0.05 per share in respect of the quarter ended March 31, 2016 to holders of record on June 13, 2016, which is due to be paid on or about July 7, 2016. In addition, Golar Partners made a cash distribution of $0.5775 per unit in May 2016 in respect of the quarter ended March 31, 2016, of which we received $13.1 million of the cash distribution in relation to our ownership of Golar Partners’ common, subordinated and general partner units and incentive distribution rights, or IDRs, held at the relevant record date.

In May 2016, Mr. Gary Smith stepped down as CEO of Golar and was succeeded by Mr. Oscar Spieler. Mr. Spieler previously served as CEO of Golar between July 2009 and June 2011 and is a Naval Architect with a successful track record of delivering complex offshore and shipping related projects. He has previously served with Bergessen, DNV and also held senior positions within John Fredriksen's Seatankers group.

Our subsidiary LNG Power Limited (“LNG Power”) owns 50% of the issued shares in GG Power Participações S.A., a Brazilian corporation (“GG Power”), which in turns owns 50% of the issued shares in CELSE - Centrals Electricas de Sergipe S.A., a Brazilian corporation (“CELSE”), which was formed for the purpose of constructing and operating a combined cycle, gas fired, power plant with installed capacity of 1,515.6 megawatt located in the municipality of Barra dos Coqueiros in the State of Sergipe in Brazil (the “Project”). The shares in GG Power not owned by LNG Power are owned by GenPower Participações S.A (“GenPower”).

In order to further develop and finance our LNG based downstream investment opportunities including those of LNG Power, in June 2016, we entered into certain agreements forming a 50/50 joint venture with investment vehicles affiliated with the private equity firm Stonepeak Infrastructure Partners ("Stonepeak"). The joint venture company, Golar Power Limited ("Golar Power"), will offer integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure. We closed the joint venture transactions described below (the “Closing”) on July 6, 2016. In relation to this, as of current date, all lenders with the exception of one guarantee bank have given their consent relating to the change of ownership of the two vessels’ special purpose vehicles. We are awaiting the consent from the guarantee bank for which we have until December 20, 2016. If the guarantee bank consent is not forthcoming by then, we intend to refinance the loan outstanding of $214.4 million in aggregate attached to the two vessels. Given our past performance on refinancing vessels we are confident of being able to do this at market related terms. If we do not obtain the guarantee bank’s consent or are not able to refinance by December 20, 2016, Stonepeak has the option to oblige us to repurchase the Stonepeak Shares at the original purchase price.

Golar Power's initial asset base, will comprise our shares in LNG Power, which has the right to invest in up to 25% of the Project (in the event of a final investment decision for the Project), our subsidiary that owns our FSRU newbuilding referred to above that is currently being constructed at Samsung shipyard, and our subsidiaries that own two of our modern 160,000 cbm trifuel LNG carriers, the Golar Penguin and the Golar Celsius, suited for conversion to FSRUs, including the associated debt.

Subsequent to the formation of Golar Power and the contribution of the abovementioned assets by us, we agreed to sell a 50% interest in Golar Power to Stonepeak pursuant to the Share Purchase Agreement and Subscription Agreement. The transaction closed in July 2016. At Closing, Stonepeak acquired from us its 50% interest in Golar Power’s ordinary shares for $116 million and, subscribed from Golar Power $100 million of Golar Power’s preference shares.

As a closing condition to the joint venture transactions, we and Stonepeak entered into a Shareholders Agreement with respect to Golar Power that governs, among other things, its management and funding. Under the Shareholders Agreement, we and Stonepeak have a right to nominate an equal number of directors to its board, and the Chairman of the Board will be nominated by either Stonepeak or us on an alternating yearly basis. All technical operations of the joint venture FSRUs and responsibility for each LNG conversion will be managed by a team nominated by us and reasonably acceptable to Stonepeak. Also under the shareholders agreement, we and Stonepeak have agreed to contribute additional funding to Golar Power, on a pro rata basis, including (i) an aggregate of $150 million, with $75 million expected to be due in cash the first quarter of 2017 and $75 million expected to be due in cash in the first quarter of 2018 and (ii) additional amounts as may be required by Golar Power subject to the approval of its board of directors. The Shareholders Agreement also will provide that for the 18-month period following the date of Closing, Golar Power will have the right, but not the obligation, to allow us to contribute up to two additional LNG carriers to the joint venture.

In June 2016, Golar Power entered into an Omnibus Agreement with Golar Partners providing, among other things, that Golar Power will offer Golar Partners any FSRU Golar Power controls that is employed under a charter agreement exceeding five years for fair market value plus certain break-up costs.